UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VISTA OUTDOOR INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928377100

(CUSIP Number)

Colt CZ Group SE

Attn: Josef Adam

náměstí Republiky 2090/3a

Nové Město, 110 00 Praha 1, Czech Republic

420602552479

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stuart Rogers

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Colt CZ Group SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person CO, HC

(1)	Percentage based upon 58,071,728 shares of the Issuer’s common stock outstanding as of October 30, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

1.	Name of Reporting Person Česká zbrojovka Partners SE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person HC, CO

(1)	Percentage based upon 58,071,728 shares of the Issuer’s common stock outstanding as of October 30, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

1.	Name of Reporting Person Leima Equity Two a.s.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,387,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,387,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,887
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.4% (1)
14.	Type of Reporting Person CO

(1)	Percentage based upon 58,071,728 shares of the Issuer’s common stock outstanding as of October 30, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

1.	Name of Reporting Person René Holeček
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 520,000
	8.	Shared Voting Power 2,761,073
	9.	Sole Dispositive Power 520,000
	10.	Shared Dispositive Power 2,761,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,281,073
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person IN

(1)	Percentage based upon 58,071,728 shares of the Issuer’s common stock outstanding as of October 30, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

1.	Name of Reporting Person Jan Drahota
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨ ☐
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 50,000
	8.	Shared Voting Power 1,373,186
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 1,373,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,186
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person IN

(1)	Percentage based upon 58,071,728 shares of the Issuer’s common stock outstanding as of October 30, 2023, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

This Amendment No. 1 amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by (i) Colt CZ Group SE, a joint stock company organized under the laws of the Czech Republic (“Colt CZ”), (ii) Leima Equity Two a.s., a joint stock company organized under the laws of the Czech Republic (“Leima”), (iii) Česká zbrojovka Partners SE, a joint stock company organized under the laws of the Czech Republic (“CZP”), (iv) Jan Drahota, a citizen of the Czech Republic, and (v) René Holeček, a citizen of the Czech Republic (the foregoing, collectively, the “Reporting Persons”) on October 25, 2023 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 22, 2023, Colt CZ sent a letter to the Board of Directors of the Issuer proposing a strategic combination between Colt CZ and the Issuer that would value the Issuer at $30.00 per share and include a $900 million share repurchase to be executed following closing of the proposed transaction. A copy of the letter to the Board of Directors of the Issuer is attached as Exhibit 99.2.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2	Letter, dated November 22, 2023, to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 22, 2023

COLT CZ GROUP SE

/s/ Jan Drahota
Name: Jan Drahota
Title: Chairman of the Board of Directors

/s/ Josef Adam
Name: Josef Adam
Title: Vice-Chairman of the Board of Directors

LEIMA EQUITY TWO A.S.

/s/ Tomáš Stoszek
Name: Tomáš Stoszek
Title: Director

ČESKÁ ZBROJOVKA PARTNERS SE

/s/ Hana Balounová
Name: Hana Balounová
Title: Chairman of the Board of Directors

/s/ René Holeček
René Holeček

/s/ Jan Drahota
Jan Drahota